EXHIBIT 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the reference to our firm under the caption “Experts” in this Registration Statement (Form S-3) and related Prospectus of Time Warner Inc. (“Time Warner”) for the registration of debt securities; guarantees of debt securities; preferred stock; common stock; and warrants to purchase debt securities, preferred stock or common stock and to the incorporation by reference therein of our reports dated February 25, 2016, with respect to the consolidated financial statements, supplementary information and financial statement schedule of Time Warner and the effectiveness of internal control over financial reporting of Time Warner, included in its Annual Report (Form 10-K) for the year ended December 31, 2015, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

New York, New York

February 25, 2016